June 18, 2015

VIA EDGAR

US Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549

Re: Legg Mason Partners Fund Advisor. LLC. et al. (File No. 812-14069); Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of Legg Mason Partners Fund Advisor, LLC (the “Adviser”), Legg Mason ETF Trust II (the “Trust”), and Legg Mason Investor Services, LLC (the “Distributor,” and collectively with the Adviser and the Trust, the “Applicants”), we submitted on August 20,2012, an application (the “Application”) seeking an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22 (e) of the Act, and Rule 22c-l under the Act; (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and (iii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. I am writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please do not hesitate to contact W. John McGuire at 202.373.6799.

Sincerely,

/s/ Robert I. Frenkel

Robert I. Frenkel

cc:	W. John McGuire
Morgan, Lewis & Bockius LLP